Date of Filing:   March 30, 1998                             File No.________


                                    Form U5A

                          NOTIFICATION OF REGISTRATION

                 Filed under Section 5(a) of the Public Utility
                           Holding Company Act of 1935

                                    Conectiv

                               Name of Registrant

The undersigned holding company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 5(a) of the Public Utility Holding Company Act of 1935 and furnishes the following information as to the registrant and subsidiary companies thereof:

(1)  Exact name of registrant:     Conectiv

(2)  Address of principal executive offices:  800 King Street,
                                              Wilmington, DE 19899

(3) Name and address of officers to whom notices and communications should be addressed: Louis M. Walters, Treasurer; Peter F. Clark, General Counsel.

(4) Certain information regarding the registrant and each subsidiary company thereof (indented to reflect parent-subsidiary relationships). The parent-subsidiary relationships set forth below assume the consummation of a realignment of certain of the Conectiv system's non-utility subsidiary companies as contemplated by Conectiv's Application-Declaration in File No. 70-9069 ("Merger U-1") and as authorized by the Commission in its order dated February 25, 1998 approving such Application-Declaration.


   NAME OF COMPANY                                    ORGANIZATION             STATE    TYPE OF BUSINESS
   ---------------                                    ------------             -----    ----------------
   Conectiv                                           Corporation               DE      Holding Company
      Delmarva Power & Light Company                  Corporation               DE      Combination gas and electric utility
        Delmarva Financing I                          Trust                     DE      Financing
        PJM Interconnection, L.L.C.                   Limited Liability         DE      Power Pool
                                                         Company
        East Coast Natural Gas Cooperative, L.L.C.    Limited Liability         DE      Gas procurement
                                                         Company
        DPL REIT Holding, Inc.                        Corporation               DE      Not Active
          DPL REIT, Inc.                              Corporation               DE      Not Active
      Atlantic City Electric Company                  Corporation               NJ      Electric Utility
        Atlantic Capital I                            Trust                     DE      Financing
        ACE REIT Holding, Inc.                        Corporation               DE      Not Active
          ACE REIT, Inc.                              Corporation               DE      Not Active
      Conectiv Resource Partners, Inc.                Corporation               DE      Service Company
      Delmarva Services Company(1)                    Corporation               DE      Real Estate
        Chesapeake Utilities Corporation              Corporation               DE      Gas UtilitY
      Delmarva Energy Company(2)                      Corporation               DE      Rule 58 Energy Marketing
        Conectiv/CNE Energy Services, L.L.C.          Limited Liability         DE      Rule 58 Energy Marketing
                                                        Company
        Petron Oil Corporation                        Corporation               PA      Oil Distribution
      Conectiv Communications, Inc.                   Corporation               DE      Telecommunications
      Conectiv Energy, Inc.                           Corporation               DE      Not Active
      Conectiv Brands, Inc.(3)                        Corporation               DE      Not Active
      Conectiv Services, Inc.                         Corporation               DE      Energy-Related Goods and Services
        Conectiv Plumbing, L.L.C.                     Limited Liability         DE      Plumbing Services
                                                         Company
        Altemp Energy Systems, Inc.                   Corporation               PA      Energy-Related Goods and Services
        Power Consulting Group, Inc.                  Corporation               DE      Electrical Engineering & Consulting
      Conectiv Solutions LLC                          Limited Liability         DE      Energy Management Services
                                                         Company
      Delmarva Capital Investments, Inc.              Corporation               DE      Real Estate & Unregulated Investments
        Christiana Capital Management, Inc.           Corporation               DE      Real Estate
        DCI I, Inc.                                   Corporation               DE      Leveraged Leasing
        DCI II, Inc.                                  Corporation               VI      Leveraged Leasing
        Delmarva Operating Services Company           Corporation               DE      Operation of QF's
        UAH - Hydro Kennebec, LP                      Limited Partnership       NY      Hydro-Electric
        LUZ Solar Partners, LTD., IV                  Limited Partnership       CA      Solar Power Generation
        DCTC-Burney, Inc.                             Corporation               DE      Non-Utility Holding Company
          Forest Products, L.P.                       Limited Partnership       DE      Investments
          Burney Forest Products, A Joint Venture     General Partnership       CA      Alternative Fuel QF

--------
  (1)    To be renamed Conectiv Properties, Inc.
  (2)    To be renamed Conectiv Energy Supply, Inc.
  (3)    Not funded, no stock issued yet


   NAME OF COMPANY                                    ORGANIZATION             STATE    TYPE OF BUSINESS
   ---------------                                    ------------             -----    ----------------
      Atlantic Energy Enterprises, Inc.               Corporation               NJ      Non-Utility Holding Company
        Enerval, L.L.C.                               Limited Liability         DE      Natural Gas Procurement,
                                                      Company                              Transportation and Marketing
        Tech Leaders II, LP                           Limited Partnership       DE      Venture Capital Fund
        Atlantic Southern Properties, Inc.            Corporation               NJ      Real Estate
        CoastalComm, Inc.                             Corporation               DE      Telecommunications
          D & E Communications, Inc.                  Corporation               PA      Telecommunications Holding Company
        Atlantic Energy Technology, Inc.              Corporation               DE      Technology Investment
          The Earth Exchange, Inc.                    Corporation               DE      Technology Development
          Geotech of Capital Region, Inc.             Corporation               NY      Being Held for Liquidation
          Geotech of South Florida, Inc.              Corporation               FL      Being Held for Liquidation
        Conectiv Thermal Systems, Inc.                Corporation               DE      Thermal Heating and Cooling
          ATS Operating Services, Inc.                Corporation               DE      Thermal Energy Operating Services
          Atlantic-Pacific Las Vegas, LLC             Limited Liability         DE      Thermal Project
                                                      Company
          Atlantic-Pacific Glendale, LLC              Limited Liability         DE      Thermal Project
                                                      Company
          Atlantic Jersey Thermal Systems, Inc.       Corporation               DE      Equity Investments
          Thermal Energy Limited Partnership I        Limited Partnership       DE      Thermal Energy Operating Services
          Atlantic Paxton Cogeneration, Inc.          Corporation               DE      Being Held for Liquidation
        ATE Investments, Inc.                         Corporation               NJ      Equity Investments
          Enertech Capital Partners, LP               Limited Partnership               Energy-Related Technology Development
          Black Light Power, Inc.                     Corporation               DE      Hydrogen Conversion Based Energy
                                                                                           Production
          EMAX Solution Partners, Inc.                Corporation               DE      Software Development
        Atlantic Generation, Inc.                     Corporation               NJ      Non-Utility Holding Company
          Energy Investors Fund III, L.P.             Limited Partnership       DE      IPP Investments
          Pedrick Ltd., Inc.                          Corporation               NJ      Equity Investments
             Pedricktown Cogeneration L. P.           Limited Partnership               Operates Cogeneration Facility
          Pedrick Gen., Inc.                          Corporation               NJ      Equity Investments
          Vineland Limited, Inc.                      Corporation               DE      Equity Investments
             Vineland Cogeneration L. P.              Limited Partnership               Operates Cogeneration Facility
          Vineland General, Inc.                      Corporation               DE      Equity Investments
          Vineland Ltd., Inc. II                      Corporation                       Being Held for Liquidation
          Vineland Gen., Inc. II                      Corporation                       Being Held for Liquidation
          Binghamton General, Inc.                    Corporation               DE      Being Held for Liquidation
          Binghamton Limited, Inc.                    Corporation               DE      Being Held for Liquidation
          Cogeneration Partners of America                                              Not Active
      Atlantic Energy International, Inc.             Corporation               NJ      Used Utility Equipment Broker
      Delmarva Investment I, Inc.(3)                  Corporation               DE      Not Active

--------
   (3)  Not funded, no stock issued yet

                                    SIGNATURE

    Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the registrant has caused this Notification of Registration to be duly signed on its behalf in the City of Wilmington and State of Delaware on the 30th day of March, 1998.

                                               Conectiv

                                               By:  /s/ James P. Lavin
                                               ---------------------------
                                               James P. Lavin
                                               Controller

(Seal)

Attest:
/s/  Moira K. Donoghue
--------------------------
     Secretary

                                  VERIFICATION

State of Delaware
County of New Castle

The undersigned being duly sworn deposes and says that he has duly executed the attached notification of registration dated March 30, 1998 for and on behalf of Conectiv; that he is the Controller of such company; and that all action by stockholders, directors and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

                                             /s/ James P. Lavin
                                             ------------------------
                                                 James P. Lavin

(OFFICIAL SEAL)

Subscribed and sworn to before me,
a notary public
this 30th day of March, 1998

/s/ Claire L. Williamson
-----------------------------
My commission expires 3/27/99